UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR APRIL 12, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - December 31,2000  and 2001
2. Consolidated Statements of Income for the Years ended December 31, 2000 and 2001
3. Summary Financial Data by Business Segment for the Years ended December 31, 2000 and 2001
4. Selected Historical Financial and Other Data - 4Q2000, 4Q2001, Years ended December 31, 2000 and 2001

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             December 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              22,470         36,018

Marketable securities                                  81,010         66,084

Accounts receivable, net                               32,578         50,480

Revenue-earning vehicles, net                         167,805        229,848

Deferred income and social contribution taxes           3,380          3,093

Other                                                  10,188         11,277
                                                      -------        -------
                                                      317,431        396,800
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          85,320        102,935

Escrow deposits                                        15,626         17,620

Deferred income and social contribution taxes           7,053          9,263

Compulsory loans                                        2,063             83

Other                                                   2,598          2,599
                                                      -------        -------
                                                      112,660        132,500
                                                      -------        -------

PROPEERTY AND EQUIPMENT, NET                            7,922         12,534
                                                       ------         ------

GOODWILL                                                4,874          4,704
                                                       ------         ------

Total assets                                          442,887        546,538
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             December 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT LIABILITIES:

Loans and financing                                    32,713         27,367

Current portion of long-term debt                       4,956          5,880

Accounts payable                                       18,484         24,318

Payroll and related charges                             7,447          8,685

Income and social contribution taxes                    1,576            214

Deferred income and social contribution taxes               -          1,702

Taxes, other than on income                             3,462          1,396

Advances from customers                                   472          3,089

Other                                                     761            674
                                                       ------         ------
                                                       69,871         73,325
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        195,540        232,040

Reserve for contingencies                              21,162         27,037

Deferred income and social contribution taxes             810          3,473

Other                                                   1,841         27,490
                                                      -------        -------
                                                      219,353        290,040
                                                      -------        -------

MINORITY INTEREST:                                         95             85
                                                      -------        -------

SHAREHOLDERS' EQUITY:

Capital Stock                                         117,523        122,923

Accumulated earnings                                   33,615         55,776

Other comprehensive income                              2,430          4,389
                                                      -------        -------
                                                      153,568        183,088
                                                      -------        -------
Total liabilities and shareholders' equity            442,887        546,538
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Year ended December 31,
                                                    -------------------------
                                                       2000            2001
                                                     --------        -------
NET REVENUES:


Car  rental                                            103,160        132,511

Fleet management                                        97,714        114,909

Franchising                                              6,215          4,884

Used car sales                                          88,995        150,346
                                                       -------        -------
  Total revenues                                       296,084        402,650
                                                       -------        -------


EXPENSES AND COSTS:

Direct operating                                      (60,318)       (76,652)

Cost of used car sales                                (63,152)      (118,655)

Selling, general and administrative                   (38,087)       (52,845)

Depreciation of vehicles                              (49,803)       (43,995)

Other depreciation and amortization                    (2,915)        (2,634)
                                                      -------        -------
  Total operating expenses                           (214,275)      (294,781)
                                                      -------        -------

Operating income                                       81,809        107,869


FINANCIAL EXPENSE, NET                                (19,841)       (51,166)

GOODWILL AMORTIZATION                                    (147)        (1,500)

NONOPERATING INCOME (EXPENSE), NET                       (118)         4,476
                                                       ------         ------

Income before taxes and minority interest              61,703         59,679
                                                       ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES:
  Current                                              (16,439)      (13,703)
  Deferred                                                (504)       (1,088)
                                                       -------        ------
                                                       (16,943)      (14,791)
                                                        ------         ------

Net income before minority interest                    44,760         44,888


MINORITY INTEREST                                         (61)             -

Cumulative effect of a change in accounting principal       -         (1,374)
                                                       ------         ------

Net income                                             44,699         43,514
                                                       ======         ======
OTHER COMPREHENSIVE INCOME:
  Unrealized gains on marketable securities               899          3,311
  Deferred income tax on unrealized gains                (225)        (1,352)
  Other comprehensive income                            -----          -----
                                                          674          1,959
       Comprehensive income                            ------         ------
                                                       45,373         45,473
                                                       ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Year ended December 31,
                                           -------------------------
                                              2000             2001
                                             ------           ------
      NET REVENUES:

      Car rental                             103,160          132,511

      Fleet management                        97,714          114,909

      Franchising                              6,215            4,884

      Used car sales                          88,995          150,346
                                             -------          -------
                                             296,084          402,650
                                             -------          -------


      DEPRECIATION:

      Car  rental                            (19,966)         (17,114)

      Fleet management                       (29,837)         (26,881)

      Other                                   (2,915)          (2,634)
                                              ------           ------
                                             (52,718)         (46,629)
                                              ------           ------


      OPERATING INCOME:

      Car  rental                             30,180           49,113

      Fleet management                        43,611           54,040

      Franchising                              1,754            1,323

      Used car sales                          18,959           18,565

      Corporate expenses                      (9,780)         (12,538)

      Other depreciation                      (2,915)          (2,634)
                                              ------          -------
                                              81,809          107,869
                                              ------          -------


      OPERATING MARGIN:

      Car  rental                              29.3%            37.1%

      Fleet management                         44.6%            47.0%

      Franchising                              28.2%            27.1%

      Used car sales                           21.3%            12.3%

      Total                                    27.6%            26.8%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                   Year ended    Year ended
                                                                                  December 31,   December 31,
                                                         4 Q 2000    4 Q 2001           2000         2001
                                                         --------    --------     ------------   ------------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               29,627      38,201          103,160      132,511
  Fleet management                                         26,580      29,780           97,714      114,909
                                                           ------      ------          -------      -------
    Total vehicle rental                                   56,207      67,981          200,874      247,420

  Used car sales                                           26,334      48,991           88,995      150,346
  Franchising                                               1,675         724            6,215        4,884
                                                           ------     -------          -------      -------
Total net revenues                                         84,216     117,696          296,084      402,650
                                                           ------     -------          -------      -------
Direct operating costs and expenses:
  Car rental                                              (12,490)    (12,774)         (37,974)     (45,175)
  Fleet management                                         (3,947)     (8,264)         (18,091)     (28,102)
                                                          -------     -------           ------       ------
    Total vehicle rental                                  (16,437)    (21,038)         (56,065)     (73,277)

  Franchising                                              (1,487)       (191)          (4,253)      (3,375)
  Cost of used car sales                                  (18,212)    (40,787)         (63,152)    (118,655)
                                                          -------     -------          -------      -------
Total direct operating costs and expenses                 (36,136)    (62,016)        (123,470)    (195,307)
                                                          -------     -------          -------      -------
Gross profit                                               48,080      55,680          172,614      207,343
Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (3,710)     (6,782)         (15,040)     (21,109)
    Fleet management                                       (1,688)     (1,670)          (6,175)      (5,886)
    Used car sales                                         (2,018)     (4,718)          (6,884)     (13,126)
    Franchising                                              (208)        (80)            (208)        (186)
                                                           ------      ------           ------       ------
      Total adverstising, promotion and selling            (7,624)    (13,250)         (28,307)     (40,307)

  General and administrative expenses                      (2,845)     (4,181)          (9,501)     (11,584)
  Other                                                        28        (675)            (279)        (954)
                                                           ------      ------           ------       ------
Total selling, general, administrative and other expenses (10,441)    (18,106)         (38,087)     (52,845)
                                                           ------      ------           ------       -----
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (6,854)     (6,528)         (19,966)     (17,114)
    Fleet management                                       (7,255)     (9,110)         (29,837)     (26,881)
                                                           ------      ------           ------       ------
     Total vehicle depreciation expenses                  (14,109)    (15,638)         (49,803)     (43,995)

  Non-Vehicle depreciation and amortization expenses         (696)       (781)          (2,915)      (2,634)
                                                           ------      ------           ------       ------
Total depreciation and amortization expenses              (14,805)    (16,419)         (52,718)     (46,629)
                                                          -------     -------          -------      -------

Operating income                                           22,834      21,155           81,809      107,869
                                                          -------     -------          -------      -------
Financial Interest:
   Expense                                                 (5,046)     (7,922)         (24,075)     (31,899)
   Income                                                   4,806       4,297           16,900       21,348
   Reversal of compulsory loans, net                            1        (189)          (3,472)        (383)
   Tax on financial revenues                                 (343)       (419)            (445)      (2,010)
   Monetary variation and exchange loss                   (10,502)      8,549          (15,369)     (54,951)
   Monetary variation and exchange gain                     4,413      (9,183)           6,620       16,729
                                                           ------      ------           ------       ------
      Financial interest (expense) income, net             (6,671)     (4,867)         (19,841)     (51,166)
                                                           ------      ------           ------       ------

Goodwill amortization                                         (57)       (675)            (147)      (1,500)

Nonoperating income (expense), net                           (124)        (92)            (118)       4,476
                                                           ------      ------           ------       ------
Income before taxes and minority interest                  15,982      15,521           61,703       59,679

Income and social contribution taxes                       (1,619)       (887)         (16,943)     (14,791)

Minority interest                                               6          24              (61)           -

Cumulative effect of a change in accounting principal           -      (1,374)               -       (1,374)
                                                           ------      ------           ------       ------
Net income                                                 14,369      13,284           44,699       43,514
                                                           ======      ======           ======       ======
OTHER COMPREHENSIVE INCOME                                   (285)      3,230              674        1,959
                                                           ------      ------           ------       ------
Comprehensive income                                       14,084      16,514           45,373       45,473
                                                           ======      ======           ======       ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                   Year ended     Year ended
                                                                                  December 31,   December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 2000   4 Q 2001           2000           2001
                                                         --------   --------      ------------   ------------
OTHER DATA :

EBITDA                                                    37,639     37,574           134,527        154,498

Vehicle Depreciation Expense                             (14,109)   (15,638)          (49,803)       (43,995)
                                                          ------     ------           -------        -------
Adjusted EBITDA                                           23,530     21,936            84,724        110,503
                                                          ======     ======            ======        =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )
                                                                                   Year ended      Year ended
                                                                                  December 31,    December 31,
SELECTED OPERATING DATA:                                 4 Q 2000     4 Q 2001        2000            2001
                                                         --------     --------    ------------    ------------

Fleet at the end of period:
   Car Rental                                               8,971       12,279           8,971          12,279
   Fleet Management                                        10,850       12,300          10,850          12,300
                                                           ------       ------          ------          ------
     Total                                                 19,821       24,579          19,821          24,579
                                                           ------       ------          ------          ------

Average Operating Fleet Age (months)                         10.7         11.7             9.9            11.7

Number of Rental Days:
  Car Rental                                              420,956      661,744       1,495,952       2,157,112
  (-)Rental Days to Total Fleet's replacement service      (6,285)      (5,910)        (24,743)        (23,044)
                                                          -------    ---------       ---------       ---------
     Total                                                414,671      655,834       1,471,209       2,134,068
  Fleet Management                                        877,770    1,024,230       3,291,060       3,903,540


Utilization Rates:
  Car Rental                                               71.42%       77.91%          74.06%          73.99%
  Fleet Management                                         96.07%       98.92%          97.98%          97.81%

Numbers of Cars Purchased:
  Car Rental                                                4,022        4,891           7,199          10,094
  Fleet Management                                          1,525        1,265           4,612           5,270
                                                            -----        -----          ------          ------
     Total                                                  5,547        6,156          11,811          15,364
                                                            -----        -----          ------          ------

Average Purchase Price                                      14.82        14.98           15.41           15.68

Total Investment in Fleet                                82,198.1     92,215.4       182,000.6       240,934.0


Numbers of Cars Sold:
  Car Rental                                                1,366        2,167           4,330           6,706
  Fleet Management                                            452        1,303           1,843           3,724
                                                            -----        -----           -----          ------
     Total                                                  1,818        3,470           6,173          10,430
                                                            -----        -----           -----          ------

Average Car Price                                           13.76        13.55           13.89           13.90

Depreciation per car...(R$)                               3,408.2      3,016.5         3,353.9         2,306.6

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             18,397.2     16,417.1        18,691.5        16,589.3
  Fleet Management                                       10,374.0     10,242.5        10,440.7        10,259.3

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service     71.45        58.25           70.12           62.09
  Fleet Management                                          30.00        28.76           29.60           29.14